*AB 3/5

[redacted]

10029472

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banca IMI Securities, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 William Street 9th Floor
(No. and Street)

New York | NY |
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Di Bella 212-326-1118
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) | New York (City) | NY (State) | 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/6

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond**

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Di Bella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banca IMI Securities, Corp, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Marina [illegible]
Notary Public, [illegible] New York
Registration [illegible]043024
Qualified In [illegible] County
My Commission Expires June 5, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Banca IMI Securities Corp.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Banca IMI Securities Corp. and Subsidiary (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2010

Banca IMI Securities Corp.

Consolidated Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 9,731,424
Securities Segregated Under Federal and Other Regulations	9,994,011
Securities Borrowed	471,177,691
Financial Instruments Owned, at fair value	44,353,910
Receivables From Brokers, Dealers and Clearing Organizations	7,198,759
Receivable From Affiliate	2,224,238
Receivable From Customer	143,618
Exchange Membership, at cost (market value $260,000)	96,348
Fixed Assets, at cost (net of accumulated depreciation and amortization of $894,796)	475,537
Taxes Receivable	1,025,384
Deferred Taxes	2,068,556
Other Assets	1,397,909
Total assets	$ 549,887,385

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities loaned	$ 441,786,885
Payables to broker, dealers and clearing organizations	125,810
Payables to affiliated customers	575,666
Payable to affiliated noncustomer	510,453
Interest and dividend payable	148,500
Accounts payable and accrued expenses	2,842,197
Total liabilities	445,989,511
Commitments (Note 9)	
Stockholder's Equity:	
Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value)	44,500,000
Additional paid-in capital	102,000,000
Accumulated deficit	(42,602,126)
Total stockholder's equity	103,897,874
Total liabilities and stockholder's equity	$ 549,887,385

See Notes to Consolidated Statement of Financial Condition.

Note 1. Organization and Description of the Business

Banca IMI Securities Corp. and subsidiary (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission ("SEC"), and the Financial Industry Regulatory Authority ("FINRA"). It is a member of the New York Stock Exchange ("NYSE"), the Chicago Board of Trade (the "CBOT") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission ("OSC") and as an introducing broker with the National Futures Association ("NFA").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which, in turn, is wholly owned by Banca IMI S.p.A. ("Banca IMI"), a wholly owned subsidiary of Intesa San Paolo S.p.A. (the "Group"). The Company's wholly owned subsidiary, Cedar Street Securities Corp., has been dormant since 1995.

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (i.e., NYSE, Nasdaq, Xetra and Italian Stock Exchange) for U.S. and European clients. The Company also conducts a securities lending conduit business in U.S. and non-U.S. securities.

The Company's securities brokerage business consists of U.S. and international activities. Such activities are settled by the Company through domestic and foreign clearing organizations, as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The consolidated financial statements include the accounts of Banca IMI Securities Corp. and its subsidiary, and are presented in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated.

Use of Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the consolidated financial statements and accompanying notes, as well as the reported amount of revenues and expenses. Actual results could differ from those estimates. Significant estimates include realization of the Company's deferred tax assets.

Securities Segregated Under Federal and Other Regulations: The Company segregates U.S. Treasury Bills in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned: Proprietary securities transactions are recorded on a trade date basis. Financial instruments owned are stated at fair value. Fair value is generally based on published market prices or other relevant factors, including dealer price quotations.

Note 2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments: The Company has adopted Financial Accounting Standards Board (the "FASB") Accounting Standards Codification Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments were measured at December 31, 2009.

	Level 1	Level 2	Level 3	Total
Investment in Securities:				
Equities	$ 724,170	$ -	$ -	$ 724,170
Corporate bonds	-	25,648,675	-	25,648,675
U.S. government and agency securities	17,981,065	-	-	17,981,065
	$ 18,705,235	$ 25,648,675	$ -	$ 44,353,910
Securities segregated under federal and other regulations	$ 9,994,011	$ -	$ -	$ 9,994,011

Customer Securities Transactions: Customer securities transactions are recorded on settlement date, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying consolidated statement of financial condition.

Note 2. Summary of Significant Accounting Policies (Continued)

Collateralized Securities Transactions: Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, when deemed appropriate.

Receivables From and Payables to Brokers, Dealers and Clearing Organizations: Receivables from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payables to brokers and dealers primarily consist of securities failed to receive. Receivables from and payables to brokers and dealers are short-term in nature and, accordingly, their carrying amount is a reasonable estimate of fair value.

Exchange Memberships: The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost.

Income Taxes: The Company is included in the consolidated Federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

FASB Accounting Standards Codification Topic 740 ("ASC 740"), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a liability in the current year. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions.

Income taxes are provided under the provisions of ASC 740, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fixed Assets: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recovered.

Subsequent Events: In May 2009, the FASB issued guidance on subsequent events. The guidance is intended to establish general standards of accounting for the disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The guidance is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the guidance upon its issuance in June 2009. The adoption resulted in the disclosure regarding subsequent events.

Note 3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as securities loaned, customer and noncustomer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and, accordingly, their fair values are not materially affected by changes in interest rates.

Note 4. Financial Instruments Owned, at Market Value

Financial instruments owned at market value at December 31, 2009 consist of the following:

Equities (shares of exchanges)	$ 724,170
Corporate bonds	25,648,675
U.S. government and agencies securities	17,981,065
Total	$ 44,353,910

At December 31, 2009, there were no financial instruments owned which were pledged to counterparties.

At December 31, 2009, the Company had in place U.S. Treasury Bills with a market value of $9,994,011 on deposit in an account segregated for the benefit of customers in compliance with federal regulations. Such security is not included in the above table.

Note 5. Collateralized Securities Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs, or re-lend as part of its operations.

The Company receives collateral under securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions.

At December 31, 2009, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a market value of approximately $453,725,978. This collateral was generally obtained under securities borrowing agreements. Of these securities received as collateral, securities with a market value of approximately $424,832,254 are delivered or repledged, generally as collateral under securities lending agreements.

Note 6. Fixed Assets

A summary of fixed assets for the year ended December 31, 2009 is as follows:

Equipment	$ 509,690
Leasehold improvements	128,919
Furniture and fixtures	731,724
	1,370,333
Less accumulated depreciation and amortization	(894,796)
Fixed assets net	$ 475,537

Note 7. Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S and certain other subsidiaries of IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Items that result in deferred tax assets and the related valuation allowance at December 31, 2009 were as follows:

Deferred tax assets:

Federal net operating loss carryforward	$ 2,772,566
Timing difference	(53,801)
Credits	1,212,356
Total deferred tax assets	3,931,121
Less valuation allowance	(1,862,565)
Net deferred tax asset	$ 2,068,556

At December 31, 2009, the Company has federal net operating loss ("NOL") carryforwards of $8,154,605, resulting in a deferred tax asset before valuation allowance of $2,772,566, which expires during the tax years ending December 31, 2010. These net operating losses are subject to significant limitations pursuant to an ownership change under Section 382 of the Internal Revenue Code as a result of a merger of the Company's ultimate parent as of January 1, 2007.

Note 7. Income Taxes (Continued)

The following table reconciles the federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2009:

Statutory federal income tax rate for corporations	34.00 %
Impact of:	
Net change in valuation allowance relating to benefits recognized on federal NOL carryforwards and expense relating to expiration of NOL carryforwards	(31.63)
State and local taxes, net of federal tax benefit	12.82
Permanent differences	1.00
Other	(1.86)
Effective tax rate	14.33 %

Note 8. Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2009. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

Note 9. Commitments

Leases: The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sublease agreement. The terms of the Company's principal office space sublease on the 1 William Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Year ending December 31,	
2010	$ 428,250
2011	402,750
2012	402,750
2013	417,667
2014	447,500
Thereafter	1,640,833
	$ 3,739,750

The Company has various noncancelable operating leases expiring in one to four years. Annual commitments under such leases aggregate $26,662 in 2010, $23,384 in 2011, $21,227 in 2012 and $7,826 in 2013.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2009, the Company had net capital of $88,841,956, which was $87,841,956 in excess of the required net capital of $1,000,000. The Company is subject to NFA minimum net capital requirement of $45,000 under Regulation 1.17 of the CTFC.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

Note 11. Concentrations of Credit Risk

The Company's clearance activities for customers and noncustomers, including affiliates (collectively, "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

The Company has concentrations of credit risk with regard to stock borrow transactions with counterparties. At December 31, 2009, the following concentrations existed:

	Percentage with One Counterparty >10% of Balance	Number of Counterparties
Stock borrow transactions	37%, 22%, 12%, 10%	Four

The Company maintains its cash in financial institutions, which, at times, may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Note 12. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 50% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company.

Note 13. Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions, transacting in securities lending arrangements and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances as of December 31, 2009:

Assets:	
Receivables from brokers, dealers and clearing organizations	$ 624,036
Receivable from affiliate	2,224,238
Receivable from customer	143,618
Other assets	549
Total assets	$ 2,992,441
Liabilities:	
Payables to affiliated customers	$ 575,666
Payables to affiliated noncustomer	510,453
Interest and dividend payable	172
Accounts payable and accrued expenses	12,453
Total liabilities	$ 1,098,744

Note 14. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

Banca IMI Securities Corp.

Consolidated Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Banca IMI Securities Corp.

Independent Auditor's Report on Internal Control

December 31, 2009

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Banca IMI Securities Corp.
New York, New York

In planning and performing our audit of the consolidated financial statements of Banca IMI Securities Corp. and Subsidiary (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3.

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore there can be no assurance that all material weaknesses have been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC, or both, in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 25, 2010

Banca IMI Securities Corp.

Report on the SIPC Transitional Assessment Required by SEC Rule 17a-5(e)(4)

December 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banca IMI Securities, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 William Street 9th Floor
(No. and Street)

New York NY
(City) (State) (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Di Bella 212-326-1118
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, New York NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Di Bella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banca IMI Securities, Corp, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified in Nassau County
My Commission Expires June 5, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

McGladrey & Pullen

Certified Public Accountants

Chief Executive Office
Banca IMI Securities Corp.
1 William Street
New York, NY 10038

Attention: Mr. Giovanni Palacardo

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Banca IMI Securities Corp. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the total revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenue reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 25, 2010
New York, New York

Revised

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037444 FINRA DEC
BANCA IMI SECURITIES CORP 5*5
1WILLIAM ST LBBY 1
NEW YORK NY 10004-2502

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 49,296
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 1/7/09 & 9/25/09 Date Paid	(22746)
	Less payment with SIPC 7T paid 2/11/10	< 25929 >
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	621
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 621
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 621	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Banca IMI Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,080,566
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	20,080,566
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	239,186
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	122798
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	361,984
2d. SIPC Net Operating Revenues	$ 19,718,582
2e. General Assessment @ .0025	$ 49,296 (to page 1 but not less than $150 minimum)